Exhibit 99.4

May 21, 2021

JD.com, Inc.

Please be advised of the following Depositary’s Notice of Annual General Meeting of Shareholders:

Depositary Receipt Information

CUSIP:	47215P106 (DTC Eligible) ADS ISIN: US47215P1066

Country of Incorporation:	Cayman Islands

Meeting Details:	Annual General Meeting at 4 p.m. Hong Kong time at Building A, No. 18 Kechuang 11 Street, Yizhuang, Economic and Technological Development Zone, Daxing District, Beijing, People’s Republic of China

ADS Record Date:	May 20, 2021

Voting Deadline:	June 15, 2021 at 10:00 AM EST

Meeting Date:	June 23, 2021

Meeting Agenda:	The Company’s Notice of Meeting, including the Agenda, is available at the Company’s website: http://ir.jd.com

Ratio (ORD:ADS):	2 : 1

Holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Class A ordinary shares (the “Deposited Securities”) of JD.com, Inc. (the “Company”) are hereby notified of the Company’s Annual General Meeting of shareholders. A copy of the Notice of Meeting from the Company, which includes the agenda, is available at http://ir.jd.com.

Holders of ADRs as of the close of business on the ADS Record Date will be entitled, subject to any applicable law, the provisions of the deposit agreement entered into between the Company, Deutsche Bank Trust Company Americas (the “Depositary”) and the Holders of ADSs (the “Deposit Agreement”), the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holder’s ADSs.

In order for a voting instruction to be valid, Holders must complete, sign and return the enclosed voting instruction form so that it is received by the voting deadline date stated above. Voting instructions may be given only in respect of a number of ADSs representing an integral number of Deposited Securities. Upon the timely receipt of voting instructions of a Holder on the ADS Record Date in the manner specified by the Depositary, the Depositary shall endeavor, insofar as practicable and permitted under applicable law, the provisions of the Deposit Agreement, the Company’s memorandum and articles of association and the provisions of or governing the Deposited Securities, to vote or cause the custodian to vote the Deposited Securities (in person or by proxy) represented by ADSs evidenced by such receipt in accordance with such voting instructions.

Additionally, Holders are advised that in the event that voting on any resolution or matter is conducted on a show of hands basis in accordance with the memorandum and articles of association, the Depositary will refrain from voting and the voting instructions received by the Depositary from Holders shall lapse. The Depositary will have no obligation to demand voting on a poll basis with respect to any resolution and shall have no liability to any Holder or Beneficial Owner (as defined below) for not having demanded voting on a poll basis.

Please note that persons beneficially holding ADSs through a bank, broker or other nominee that wish to provide voting instructions with respect to the securities represented by such ADSs must follow the voting instruction requirements of, and adhere to the deadlines set by, such bank, broker or other nominee. Such requirements and deadlines will differ from those set forth herein for registered holders of ADSs.

Holders and persons and/or entities having a beneficial interest in any ADS (“Beneficial Owners”) are advised that (a) the Depositary has not reviewed the Company’s website or any of the items thereon, and is not liable for the contents thereof, (b) neither the Depositary nor any of its affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information contained in any document prepared by the Company or on the Company’s website and neither the Depositary nor any of its affiliates are or shall be liable or responsible for any information contained therein or thereon, (c) there can be no assurance that Holders or Beneficial Owners generally or any Holder or Beneficial Owner in particular will receive this notice with sufficient time to enable the Holder to return voting instructions to the Depositary in a timely manner, and (d) the Depositary and its agents shall not be liable for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any vote is cast or the effect of any vote.

For further information, please contact:

Depositary Receipts

Phone: (800) 821-8780

db@astfinancial.com